SELECT★ANNUITY III

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
ReliaStar Select Variable Account

Supplement dated August 23, 2005, to your Prospectus dated April 29, 2005

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This supplement updates certain information contained in your prospectus dated April 29, 2005, as supplemented. Please read it carefully and keep it with your product prospectus for future reference.

Important Information about the ING MFS Utilities Portfolio. Prior to September 23, 2005, the Service Class shares of this fund were available through your variable annuity contract. Effective September 23, 2005, the Institutional Class of fund shares will replace the Service Class of fund shares. Institutional Class shares have 0.25% lower total fund expenses than the Service Class shares, and the effect of this transaction is to give contract owners an investment in the same fund managed by the same investment adviser at a lower cost.

Information about the ING MFS Utilities Portfolio appearing in the Fund Expense Table beginning on page 6 of the prospectus and corresponding footnote are hereby deleted in their entirety and replaced with the following:

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING MFS Utilities Portfolio (Class I) [6, 7]	0.60%	--	0.15%	0.75%	--	0.75%

6   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for these Portfolios are estimated as they had not commenced operations as of December 31, 2004. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for each Portfolio. Other Expenses for each Portfolio are estimated because it did not have a full calendar year of operations as of December 31, 2004 (the Portfolios' fiscal year end).

7   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to ING FMR[SM] Earnings Growth, ING JP Morgan Value Opportunities, ING Marsico International Opportunities and ING MFS Utilities Portfolio, under which it will limit expenses of these Portfolios, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of these Portfolios' expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreement, see the Fund's prospectus.